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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                             (Amendment No._____)


                      ANNUITY & LIFE RE (HOLDINGS), LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G03910109
                        ------------------------------
                                 (CUSIP Number)

                               October 26, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)
                               Page 1 of 6 Pages

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  CUSIP NO.  G03910109              13G                    Page 2 of 6 Pages
             ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Overseas Partners Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,773,050

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,773,050

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,773,050
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
       CO

------------------------------------------------------------------------------







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CUSIP No. G03910109                  13G                     Page 3 of 6 Pages

    The information contained herein is filed with respect to the common stock, par value $1.00 (the "Stock"), of Annuity & Life Re (Holdings), Ltd. ("Issuer") by Overseas Partners Ltd. ("OPL").


Item 1  (a) Name of Issuer

            Annuity & Life Re (Holdings), Ltd.


        (b) Address of Issuer's Principal Executive Offices

            Cumberland House
            Victoria Street
            Hamilton, Bermuda

Item 2  (a) Name of Person Filing

            See Cover Page Item 1.

        (b) Address of Principal Business Office

            8 Par-la-Ville Road
            P.O. Box 1581
            Hamilton HM GX, Bermuda

        (c) Citizenship

            See Cover Page Item 4.


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CUSIP No. G03910109                  13G                     Page 4 of 6 Pages

        (d) Title of Class of Securities

            The Common Stock of the Issuer has a par value of $1.00 ("Stock").

            OPL also purchased 125,000 class B warrants of Issuer exerciseable as to one-half of the total shares on and after April 15, 2000 and April 15, 2001, respectively, at an exercise price of $15.00 per share.

        (e) CUSIP Number

            G03910109


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


        Inapplicable.


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          See Cover Page Item 9.

     (b)  Percent of Class:

          See Cover Page Item 11.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

                See Cover Page Item 5.

          (ii)  Shared power to vote or to direct the vote:

                See Cover Page Item 6.

          (iii) Sole power to dispose or to direct the disposition of:

                See Cover Page Item 7.

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CUSIP No. G03910109                  13G                     Page 5 of 6 Pages


          (iv)  Shared power to dispose or to direct the disposition of

                See Cover Page Item 8.


Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.


Item 9.  Notice of Dissolution of a Group.

         Inapplicable.

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CUSIP No. G03910109                    13G                     Page 6 of 6 Pages


Item 10. Certification and Signature:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         Overseas Partners Ltd.

         By:  /s/ Mark Bridges                                 November 5, 1999
                Name: Mark Bridges
                Title: Vice President and Treasurer